Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-4) of Brookfield Asset Management Ltd. and to the incorporation by reference therein of our report dated February 28, 2023, except for the effect of the adoption of ASU No. 2018-12 disclosed in Note 1, as to which the date is August 9, 2023 with respect to the consolidated financial statements and schedules and our report dated February 28, 2023 with respect to the effectiveness of internal control over financial reporting of American Equity Investment Life Holding Company and subsidiaries included in its Annual Report (Form 10-K) and Current Report on Form 8-K dated August 9, 2023, for the year ended December 31, 2022 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, Iowa

October 11, 2023